EXHIBIT 99.1

BROOKFIELD INFRASTRUCTURE ANNOUNCES RECORD DATE FOR UNIT SPLIT AND CREATION OF BROOKFIELD INFRASTRUCTURE CORPORATION

BROOKFIELD, NEWS, March 10, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure” or “BIP”) (NYSE: BIP; TSX: BIP.UN) today announced that it has set March 20, 2020 as the record date for the previously announced creation of Brookfield Infrastructure Corporation (“BIPC”). From an economic and accounting perspective, the transaction will be analogous to a unit split as the transaction does not result in any underlying change to aggregate cash flows or net asset value except for the adjustment for the number of units/shares outstanding.

On March 31, 2020, the holders of BIP’s limited partnership units (“BIP units”) of record as of March 20, 2020 will receive one (1) class A exchangeable subordinate voting share (the “Share”) of BIPC for every nine (9) BIP units held, or approximately 0.11 Shares for each BIP unit. The Shares will be structured with the intention of being economically equivalent to BIP units, including identical distributions, and each Share will be exchangeable at the option of the holder for one BIP unit at any time. The Shares will allow investors the ability to own the equivalent economic exposure to BIP but through a traditional corporate structure.

“The creation of BIPC through an effective stock split will provide investors with greater flexibility in how they access Brookfield Infrastructure’s diversified portfolio of high-quality infrastructure assets,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “As a corporation, we expect to attract new investors to our leading infrastructure business.”

BIPC has received conditional approval to list the Shares on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol BIPC. Listing of the Shares on the NYSE and the TSX is subject to BIPC fulfilling all of the requirements of the NYSE and the TSX, respectively.

BIP and BIPC have not yet filed a final prospectus for the Shares, and the registration statement relating to the special distribution has not yet been declared effective. The final prospectus may not be filed, and the registration statement may not be declared effective, prior to the record date.

BIP unitholders will receive a cash payment in lieu of any fractional interests in a Share. Brookfield Infrastructure will use the five-day volume-weighted average trading price of the Shares immediately following the special distribution to determine the value of any fractional interests in a Share.

Holders of the Shares will be entitled to dividends as and when they are declared by the Board of Directors of BIPC. It is anticipated that BIPC’s dividend policy will be to declare and pay dividends on the Shares at the same time and in the same amount per Share as distributions are declared and paid on a BIP unit. This dividend policy has been set to provide holders of the Shares with an economic return equivalent to holders of BIP units. Regarding distributions on the BIP units and dividends on the Shares, BIP unitholders and holders of the Shares should note the following:

  BIP unitholders of record as of February 28, 2020 will receive the previously declared cash distribution of $0.5375 per unit on March 31, 2020

  Following completion of the special distribution and subject to Board approval, the quarterly distribution received on BIP units and Shares (commencing with the distribution anticipated to be paid on June 30, 2020) will be $0.485 per BIP Unit/Share. This represents a small increase to the current distribution level of $0.5375 per BIP unit, after adjusting for the one (1) for nine (9) special distribution, and is due to rounding. As a result, the aggregate distribution received by a holder on its BIP units and Shares (assuming the securities are retained) will be slightly higher than the holder would have received if the special distribution had not occurred

  BIPC anticipates that its first quarterly dividend of $0.485 will be paid on June 30, 2020, subject to Board approval

The NYSE and the TSX will both implement “when-issued” and “due bill” trading commencing March 19, 2020 and ending at the close of business on March 30, 2020. During this time period, these designations will impact how our securities trade on both exchanges. Investors should be aware of the following features:

  Trades in “BIP” and “BIP.UN” on the NYSE and TSX, respectively, will include the entitlement to receive the Shares on March 31, 2020 (i.e., should trade on a pre-split basis)

  Trades in “BIPC WI” and “BIPC” on the NYSE and TSX, respectively, will represent the Shares (i.e., should trade on a split-adjusted basis), allowing a holder to buy and sell Shares post-split

  Trades in “BIP WI” and “BIP.W” on the NYSE and TSX, respectively, will represent units of BIP only (i.e., should trade on a split-adjusted basis), allowing a holder to sell BIP units post-split (i.e., without concurrently selling the entitlement to receive the Shares on March 31, 2020)

Beginning on March 31, 2020, BIPC and BIP will trade under their respective symbols on both exchanges.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $540 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “expect”, “anticipated” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding BIPC and the special distribution of the Shares and the ability of Brookfield Infrastructure to attract new investors. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure and BIPC are subject to a number of known and unknown risks and uncertainties. In particular, the distribution of the Shares requires final stock exchange approval, which has not yet been received, and the distribution of the Shares is subject to the approval of the United States Securities and Exchange Commission and Canadian securities regulators. Factors that could cause actual results of BIPC or Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include the fact that there can be no assurance that the NYSE or the TSX will approve the listing of the Shares, and the expected trading price of the BIP units and the Shares, including during the due bill period or on the when-issued markets, as well as other risks and factors described in the documents filed by Brookfield Infrastructure with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in the U.S. registration statement that has been filed, and the final prospectus that will be filed, in connection with the distribution of the Shares. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.